CHINA INFORMATION TECHNOLOGY, INC.

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
________________________________________

NOTICE OF 2015 ANNUAL MEETING OF MEMBERS
To Be Held On December 18, 2015

To the Shareholders of China Information Technology, Inc.:

Notice is hereby given that the 2015 Annual Meeting of Members (the “Meeting”) of China Information Technology, Inc., a British Virgin Islands company (the “Company”) will be held on Friday, December 18, 2015, at 9:00 a.m., local time, at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, People’s Republic of China. The Meeting is held for the following purposes:

1.

To elect five persons to the Board of Directors of the Company, each to serve until the next annual meeting of members, or until such person’s successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal; and

2.	To ratify the appointment of GHP Horwath, P.C. (“GHP”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015.

In addition, the meeting will transact any other business properly brought before the meeting.

All shareholders of record of shares of the Company at the close of business on October 27, 2015 are entitled to notice of, and vote on the matters to be acted on at the Meeting and any adjournment. A list of the shareholders entitled to vote at the Meeting may be examined at our offices during the 10-day period preceding the Meeting.

You are cordially invited to attend the Meeting. A Proxy Statement describing the matters to be considered at the Meeting is attached to this Notice. Our 2014 Annual Report is part of the full set of our proxy materials, but it is not deemed to be part of the Proxy Statement.

It is important that your shares are represented at the Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Meeting in person, please vote your shares promptly by casting your vote via the Internet or, if you receive a full set of proxy materials by mail or request one be mailed to you, and prefer to mail your proxy or voter instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the Internet or by mail before the Meeting, or by voting in person at the Meeting.

If you plan to attend the Meeting, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Meeting, please follow the instructions contained in the Notice of Internet Availability of Proxy Materials that is being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Meeting and vote in person.

By Order of the Board of Directors,

October 30, 2015	Jiang Huai Lin
Chairman and Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
ANNUAL MEETING OF MEMBERS TO BE HELD ON DECEMBER 18, 2015

This Notice, Proxy Statement and our 2014 Annual Report are available online at http://www.proxyandprinting.com.

CHINA INFORMATION TECHNOLOGY, INC.
21st Floor, Everbright Bank Building,
Zhuzilin, Futian District,
Shenzhen, Guangdong, 518040, People’s Republic of China

__________

PROXY STATEMENT
__________

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of China Information Technology, Inc., a British Virgin Islands company (the “Company,” “China Information” or “we”), for the 2015 Annual Meeting of Members (the “Meeting”). The Meeting is to be held at 9:00 a.m., local time, on Friday, December 18, 2015, and at any adjournment or adjournments thereof, at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, People’s Republic of China.

We will send or make these proxy materials available to shareholders on or about October 30, 2015.

GENERAL INFORMATION

Purpose of Meeting

The purposes of the Meeting are to seek shareholder approval of two proposals: (i) to elect five directors to the Board of Directors of the Company (the “Board”), each to serve until the next annual meeting of members or until each such person shall resign, be removed or otherwise leave office; and (ii) to ratify the appointment of GHP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015. The Board recommends a vote FOR each proposal.

Who May Vote

Only shareholders of record of our ordinary shares, par value $0.01 per share (the “Ordinary Shares”), as of the close of business on October 27, 2015 (the “Record Date”) are entitled to notice and to vote at the Meeting and any adjournment or adjournments thereof.

A list of shareholders entitled to vote at the Meeting will be available at the Meeting and for ten days prior to the Meeting, during office hours, at the executive offices of the Company at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040 China, by contacting the Corporate Secretary of the Company.

A quorum of shareholders is present at the Meeting regardless of the number of persons actually present at the meeting if the holders of a majority of all voting shares of the Company in issue and entitled to vote at the Meeting are present in person or represented by proxy. Should you submit a proxy, even though you abstain as to one or more proposals, or you are present in person at the Meeting, your shares shall be counted for the purpose of determining if a quorum is present.

Broker “non-votes” are included for the purposes of determining whether a quorum of shares is present at the Meeting. A broker “non-vote” occurs when a nominee holder, such as a brokerage firm, bank or trust company, holding shares of record for a beneficial owner does not vote on a particular proposal because the nominee holder does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Each holder of Ordinary Shares on the Record Date is entitled to one vote for each Ordinary Share then held on all matters to be voted at the Meeting. No other class of voting securities was then outstanding.

Quorum and Votes Required

A quorum is required to transact business at the Meeting. We will have a quorum and be able to conduct the business of the Meeting if the shareholders of a majority of all voting shares of the Company in issue and entitled to vote at the Meeting are present, either in person or by proxy. All of the proposals require the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal. In the event that there are not sufficient votes for a quorum, the Meeting may be adjourned in order to permit the further solicitation of proxies.

Voting Your Proxy

You may vote by proxy over the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials that is being mailed to you. If you have received printed copies of the proxy materials by mail, or if you request printed copies of the proxy materials by mail by following the instructions on the Notice of Internet Availability of Proxy Materials mailed to you, you can also vote by mail by completing, dating, and signing the proxy or vote instruction form and mailing it in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may submit your vote over the Internet until 6:00 pm (EST) on December 17, 2015. If you vote by mail, please be aware that we can recognize your vote only if we receive it by close of business of the second business day before the Meeting.

You may also vote in person at the Meeting. If your shares are held through a broker, trust, bank, or other nominee, please refer to the Notice of Internet Availability of Proxy Materials mailed to you and any other information forwarded to you by such holder of record to obtain a valid proxy from it. You will need to bring this legal proxy with you to the Meeting in order to vote in person.

The shares represented by any proxy duly given will be voted at the Meeting in accordance with the instructions of the shareholder. If you are a registered holder and no specific instructions are given the shares will be voted FOR all of the proposals. If you are a beneficial holder (i.e., you hold your shares through a bank or broker), the shares will be voted FOR ratification of GHP as the Company’s independent registered public accounting firm, and will be deemed broker non-votes as to the other proposals. In addition, if other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote in accordance with their best judgment with respect to such matters.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein.

If the Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Meeting.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

Interest of Officers and Directors in Matters to Be Acted Upon

None of the Company’s officers or directors has any interest in any of the matters to be acted upon, except to the extent that a director is named as a nominee for election to the Board.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Board is responsible for establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers, and monitors their performance. Members of the Board are kept informed of the Company’s business by participating in Board and committee meetings, by reviewing analysis and reports, and through discussions with the Chairman and other officers.

There are currently five directors serving on the Board. At the Meeting, five directors will be elected. The individuals who have been nominated for election to the Board at the Meeting are listed in the table below. Each of the nominees is a current director.

If, as a result of circumstances not now known or foreseen, any of the nominees is unavailable to serve as a nominee for director at the time of the Meeting, the holders of the proxies solicited by this proxy statement may vote those proxies either (i) for the election of a substitute nominee who will be designated by the proxy holders or by the present Board or (ii) for the balance of the nominees, leaving a vacancy. Alternatively, the size of the Board may be reduced accordingly. The Board has no reason to believe that any of the nominees will be unwilling or unable to serve, if elected as a director. Proxies submitted on the accompanying proxy card will be voted for the election of the nominees listed below, unless the proxy card is marked otherwise.

Vote Required

Where the number of persons validly proposed for re-election or election as a director is the same as the number of directors to be elected, the election of each nominee for director requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or by proxy.

The Board of Directors recommends a vote FOR the election of the nominees listed below.

Director Nominees

The names, the positions and the ages as of the Record Date of the individuals who are our nominees for election as directors are:

Name	Age	Position with the Company	Term as Director
Jiang Huai Lin	46	Chairman, Chief Executive Officer and President	September 6, 2006 – Present
Zhi Qiang Zhao	44	Director and President	September 1, 2008 – Present
Yun Sen Huang	69	Director	August 10, 2007 – Present
Yong Jiang	41	Director	August 13, 2013 – Present
Remington C.H. Hu	49	Director	October 30, 2009 – Present

Director Qualifications – General

Directors are responsible for overseeing our business consistent with their fiduciary duty to shareholders. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on our Board that are applicable to all directors and that there are other skills and experience that should be represented on the Board as a whole but not necessarily by each director. The Board and the Governance and Nominating Committee of the Board consider the qualifications of directors and director candidates individually and in the broader context of the Board’s overall composition and our current and future needs.

Qualifications for All Directors

In its assessment of each potential candidate, including those recommended by shareowners, the Governance and Nominating Committee considers the nominee’s judgment, integrity, experience, independence, understanding of our business or other related industries and such other factors the Governance and Nominating Committee determines are pertinent in light of the current needs of the Board. The Governance and Nominating Committee also takes into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to us.

The Board and the Governance and Nominating Committee require that each director be a recognized person of high integrity with a proven record of success in his or her field. Each director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition to the qualifications required of all directors, the Board assesses intangible qualities including the individual’s ability to ask difficult questions and, simultaneously, to work collegially.

The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of our current needs and business priorities. We are a NASDAQ listed company that offers products and services in the information technology industry in China. Therefore, the Board believes that a diversity of professional experiences in the information technology industry, specific knowledge of key geographic growth areas, and knowledge of U.S. capital markets and of U.S. accounting and financial reporting standards should be represented on the Board. In addition, the market in which we compete is characterized by rapid technological change, evolving industry standards, introductions of new products, and changes in customer demands that can render existing products obsolete and unmarketable. Our future success depends upon our ability to address the increasingly sophisticated needs of our customers by supporting existing and emerging hardware, software, database, and networking platforms and by developing and introducing enhancements to our existing products and new products on a timely basis that keep pace with technological developments, evolving industry standards, and changing customer requirements, through strong focus on research and development. Therefore, the Board believes that academic and professional experience in research and development in the information technology industry should also be represented on the Board.

Summary of Qualifications of Nominees for Director

Set forth below is a narrative disclosure that summarizes some of the specific qualifications, attributes, skills and experiences of our directors:

Mr. Jiang Huai Lin. Mr. Lin became our Chief Executive Officer and President on October 3, 2006. Mr. Lin has also served as the Chairman and Chief Executive Officer of our subsidiary, Information Security Technology (China) Co., Ltd., since its incorporation in January 2006. During the period from September 2000 to June 2004, Mr. Lin served as the President and Chief Executive Officer of Hong Kong United Development Group, a consolidated enterprise engaging in investment, high technology and education. Before that, during the period from February 1995 through August 2000, Mr. Lin was a Director and the General Manager of Fujian Wild Wolf Electronics Limited, a company engaged in the business of manufacturing electrical consumer products. Mr. Lin holds a Master’s degree in Software Engineering from Wuhan University and a Bachelor’s degree in Industrial Accounting from Xiamen University. Mr. Lin contributes invaluable long-term knowledge of our business and operations and knowledge of the information technology industry in China.

Mr. Zhi Qiang Zhao. Mr. Zhao has been our President since August 2015. He previously also served as our Chief Administrative Officer and Chief Operating Officer. In addition, Mr. Zhao has served as the General Manager of our subsidiary Huipu Electronics (Shenzhen) Co., Ltd. since July 2011. Mr. Zhao has extensive experience in corporate administration and human resources management. Mr. Zhao has served as iASPEC Software Company Limited’s Human Resource Manager since April 2005, and as its Deputy General Manager since July 2006. Prior to that, Mr. Zhao served, from March 2003 to March 2005, as Supervisor of Human Resources for Foxconn Technology Group. Mr. Zhao holds a Bachelor’s degree in Mechanical and Electrical Engineering from Inner Mongolia University. Mr. Zao’s experience in corporate operations and integrations, strategy planning and human resources management provides invaluable operational perspective to the Board.

Mr. Yun Sen Huang. Mr. Huang has been a Professor in the School of Information Engineering at Shenzhen University since September 1984. He has been involved in many computer application projects, and has received many awards, including a First Grade Award of Technology Advancement from Sichuan Province, a Second Grade Award of Technology Advancement from Guangdong Province, and a Third Grade Award of Technology Advancement from the Chemical Ministry. Mr. Huang has published eight books in the field of Networks and Multimedia Applications. In addition, Mr. Huang was a founder of the International Software Development (Shenzhen) Co., Ltd, a co-partnership company incorporated by IBM, East Asia Bank, and Shenzhen SDC Company, and its Chairman between 2001-2006. Currently, Mr. Huang is a Director of the Shenzhen Computer Academy, a Vice Director of the Guangdong Province Computer Academy, as well as Executive Director of the China University Computer Basic Education Committee. Mr. Huang holds a Bachelor’s Degree of Electronics Engineering from Tsinghua University. Mr. Huang’s experience provides invaluable industry research and development perspective to the Board.

Dr. Yong Jiang. Dr. Jiang, professor and supervisor for PH. D candidates, has been the Vice Director of Division of Information Science & Technology and Director of Network Center in the Graduate School at Shenzhen, Tsinghua University (GSST) since 2002. Dr. Jiang is a member of the Association of Computing Machinery (ACM), the world’s largest educational and scientific computing society, and a member of China Computer Federation (CCF). He also serves as the Vice Chairman of the Shenzhen Association of Chief Information Officer, and a committee member of the Shenzhen Association of Experts. Dr. Jiang is majored in the research of next generation internet and computer network architecture, and has led more than 10 state-level scientific research programs, including programs from National Natural Science Foundation of China (NSFC), the National 863 Program, the pilot program from China Next Generation Internet (CNGI) and National Major Projects. Dr. Jiang graduated from the Department of Compute Science and Technology of Tsinghua University. Dr. Jiang’s experience provides invaluable industry research and development perspective to the Board.

Mr. Remington C.H. Hu. Mr. Hu is a seasoned executive with more than 17 years of experience in corporate finance and investment management, and is currently the founder and CEO of Tomorrow Capital Limited, a financial advisory firm. Prior to founding Tomorrow Capital Limited, Mr. Hu served from February 2008 to July 2009, as Chief Financial Officer of Yucheng Technologies Limited, a Nasdaq listed top IT solutions and BPO company servicing China’s banking industry, and from August 2004 to August 2007, as China Representative for CVM Capital Partners, LLC, Taiwan’s largest VC affiliated with Taiwan’s largest private equity investment group. Earlier in his career, Mr. Hu founded and served from June 1999 to June 2002, as Chief Financial Officer of eSoon Communications International Corp., a software start-up focusing on the then fast-growing CRM/CTI market served from August 1996 to May 1999, as Vice President of Crimson Asia Capital Holdings, Ltd., formerly Asia’s largest venture capital firm backed by Taiwan’s Chinatrust Financial Group. He began his career at Citibank, NA, as an Assistant Vice President in the Taipei and Hong Kong. Mr. Hu holds a Master’s Degree in Business Administration from the Wharton Business School and a Bachelor’s Degree in Computer Science and Information Engineering from the National Chiao Tung University. Mr. Hu’s experience in global capital markets and his educational background provides invaluable diversity and perspective to the Board.

PROPOSAL NO. 2
RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The consolidated balance sheets of the Company as of December 31, 2014, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2014, were audited by GHP, an independent registered public accounting firm. Our management believes that they are knowledgeable about our operations and accounting practices and are well qualified to act as our independent registered public accounting firm. Therefore, our Audit Committee has appointed GHP to act as our independent registered public accounting firm for the year ending December 31, 2015. We are asking our shareholders to ratify the selection of GHP as our independent registered public accounting firm. Although ratification is not required by our Articles of Association or otherwise, the Board is submitting the selection of GHP to our shareholders for ratification as a matter of good corporate practice. In the event our shareholders fail to ratify the appointment, the Audit Committee may reconsider this appointment.

The Company has been advised by GHP that neither the firm nor any of its associates had any relationship with the Company. Representatives of GHP will be available via teleconference during the Meeting, at which time they may make any statement they consider appropriate and will respond to appropriate questions raised at the Meeting.

Vote Required

The ratification of the appointment of GHP as our independent auditor requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation of the Board

The Board recommends a vote FOR ratification of the selection of GHP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015.

ANNUAL REPORT ON FORM 20-F

We will provide without charge to each person solicited by this Proxy Statement, on the written request of such person, a copy of our Annual Report on Form 20-F, including the financial statements and financial statement schedules, as filed with the SEC for our most recent fiscal year. Such written requests should be directed to the Corporate Secretary of the Company, at our address listed on the top of page one of this Proxy Statement.

OTHER MATTERS

As of the date of this Proxy Statement, the Board has no knowledge of any business which will be presented for consideration at the Meeting other than the election of directors and the ratification of the appointment of the accountants of the Company. Should any other matters be properly presented, it is intended that the enclosed proxy will be voted in accordance with the best judgment of the persons voting the proxies.

October 30, 2015	By Order of the Board of Directors

Jiang Huai Lin
Chairman and Chief Executive Officer